UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

MEDOVEX CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

58504H101

(CUSIP Number)

Copy to:

John Stetson

2300 E. Las Olas Blvd. 4th Floor

Fort Lauderdale, FL 33301

561-351-3777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 37,929(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 645,288(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 37,929(1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 645,288(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,217(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.14% (Based on 21,113,023 shares outstanding as of November 14, 2017)
12	TYPE OF REPORTING PERSON* IN

(1) Includes 37,929 shares of common stock issuable upon exercise of outstanding warrants.

(2) Includes (i) 550,000 shares of common stock issuable upon exercise of outstanding warrants held by HS Contrarian Investments, LLC (“HSCI”), (ii) 40,000 shares of common stock issuable upon exercise of outstanding warrants held by Stetson Capital Investments, Inc. (“Stetson Capital”), and (iii) 55,288 shares of common stock issuable upon exercise of outstanding warrants held by Stetson Capital Investments, Inc. Retirement Plan (the “Plan”). John Stetson is the Manager of HSCI, President of Stetson Capital and Trustee of the Plan and in such capacities is deemed to have voting and dispositive power of the securities held by such entities.

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HS Contrarian Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 550,000(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 550,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.54% (Based on 21,113,023 shares outstanding as of November 14, 2017)
12	TYPE OF REPORTING PERSON* OO

(1) Represents 550,000 shares of common stock issuable upon exercise of outstanding warrants held by HSCI. John Stetson is the Manager of HSCI and in such capacity is deemed to have voting and dispositive power of the securities held by such entity.

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stetson Capital Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 40,000(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 40,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.19% (Based on 21,113,023 shares outstanding as of November 14, 2017)
12	TYPE OF REPORTING PERSON* CO

(1)Represents 40,000 shares of common stock issuable upon exercise of outstanding warrants held by Stetson Capital. John Stetson is the President of Stetson Capital and in such capacity is deemed to have voting and dispositive power over the securities held by such entity.

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stetson Capital Investments, Inc. Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 55,288(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 55,288 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,288 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.26% (Based on 21,113,023 shares outstanding as of November 14, 2017)
12	TYPE OF REPORTING PERSON* OO

(1) Represents 55,288 shares of common stock issuable upon exercise of outstanding warrants held by the Plan. John Stetson is the Trustee of the Plan and in such capacity is deemed to have voting and dispositive power over the securities held by such entity.

Item 1(a).               Name of Issuer:

Medovex Corporation, a Nevada corporation (“Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

3060 Royal Blvd South, Suite 150, Alpharetta, Georgia 30022

Item 2(a).               Name of Person Filing.

The statement is filed on behalf of John Stetson, HSCI, Stetson Capital and the Plan (collectively, the “Reporting Persons”).

Item 2(b).               Address of Principal Business Office or, if None, Residence.

2300 E. Las Olas Blvd. 4th Floor, Fort Lauderdale, FL 33301

Item 2(c).               Citizenship.

John Stetson is a citizen of the United States. HSCI, Stetson Capital and the Plan are organized in the state of Florida.

Item 2(d).               Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e).               CUSIP Number.

58504H101

Item 3.                    Type of Person

Not applicable.

Item 4.                    Ownership.

(a) Amount beneficially owned: 683,217 (1)(2)

(b) Percent of class: 3.14% (Based on 21,113,023 shares outstanding as of November 14, 2017)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 37,929(1)

(ii) Shared power to vote or to direct the vote: 645,288(2)

(iii) Sole power to dispose or to direct the disposition of: 37,929(1)

(iv) Shared power to dispose or to direct the disposition of: 645,288(2)

(1) Includes 37,929 shares of common stock issuable upon exercise of outstanding warrants.

(2) Includes (i) 550,000 shares of common stock issuable upon exercise of outstanding warrants held by HSCI, (ii) 40,000 shares of common stock issuable upon exercise of outstanding warrants held by Stetson Capital, and (iii) 55,288 shares of common stock issuable upon exercise of outstanding warrants held by the Plan. John Stetson is the Manager of HSCI, President of Stetson Capital and Trustee of the Plan and in such capacities is deemed to have voting and dispositive power of the securities held by such entities.

Item 5.                    Ownership of Five Percent or Less of a Class.

[X]

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                   Identification and Classification of Members of the Group.

Not applicable.

Item 9.                   Notice of Dissolution of Group.

Not applicable.

Item 10.                  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018		/s/ John Stetson
John Stetson

HS CONTRARIAN INVESTMENTS, LLC

Date: February 13, 2018	By:	/s/ John Stetson
John Stetson, Manager

STETSON CAPITAL INVESTMENTS, INC.

Date: February 13, 2018	By:	/s/ John Stetson
John Stetson, President

STETSON CAPITAL INVESTMENTS, INC. RETIREMENT PLAN

Date: February 13, 2018	By:	/s/ John Stetson
John Stetson, Trustee